1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 19, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Announcement of Exercising the Claims under Dissenting Shares in relation to the Merger of A Shares in Baotou Aluminum Co., Ltd.

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept joint and several responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

Important Notice

1.

The merger ("Merger") of Baotou Aluminum Co., Ltd. by Aluminum Corporation of China Limited ("Chalco" or the "Company") has been approved by the CSRC.. In order to fully protect the interest of the holders of A shares in the Company who dissent from the Merger, the Company has appointed the third party China Galaxy Investment Management Company Limited ("Galaxy Investment") to acquire, at a fair price, the shares held by holders of A shares ("Claims under Dissenting Shares") who voted against the Resolution on Approval of the Share Swap Merger of Baotou Aluminum Co., Ltd. with the Company through issuing new A Shares and Execution of the Agreement on the Share Swap Merger ("Dissenting Shareholders").

2.

Dissenting Shareholders may declare to the Company for exercising all or part of their Claims under Dissenting Shares, as conferred by the A shares in the Company held by them commencing from September 12, 2007 and subsisting to the Declaration Day ("Dissenting Shares"). Dissenting Shareholders who have effectively declared for exercising their Claims under Dissenting Shares will receive cash payment based on the price determined by the Company, and relevant shares will be transferred to the third party, Galaxy Investment.

3.

Dissenting Shareholders may declare to exercise their Claims under Dissenting Shares as conferred by all or part of the Dissenting Shares held by them during the period commencing from December 19, 2007 up to December 25, 2007 ("Declaration Period") pursuant to the method set out herein.

4.

Dissenting Shareholders who intend to exercise Claims under Dissenting Shares shall make declaration to the Company regarding their Claims under Dissenting Shares during the Declaration Period. Dissenting shareholders shall not withdraw all or part of declared Claims under Dissenting Shares during the Declaration Period.

5.

Subsequent to the Declaration Period, the Company and the witnessing lawyer will examine declared Dissenting Shares and give a notice by fax to the Dissenting Shareholders who made effective declaration within 5 business days immediately after the Declaration Period ("Notice Period") regarding the acquisition price of Dissenting Shares offered by Galaxy Investment ("Acquisition Price"). After receiving such fax or written notice, the Dissenting shareholders who made effective declaration shall confirm in writing as to whether to accept the Acquisition Price within 5 business days immediately after the Notice Period ("Reply Period").

6.

Trading in the declared Dissenting Shares shall be suspended upon examining the relevant declaration and confirming its effectiveness by the Company, until the Proposal for Claims under Dissenting Shares is completed. In the event that a Dissenting Shareholder with effective declaration fails to expressly indicate the acceptance of the Acquisition Price within the aforesaid Reply Period, trading in its declared Dissenting Shares will be resumed commencing from the business day immediately after the Reply Period.

7.

Exercising any Claims under Dissenting Shares is deemed selling A shares in the Company by Dissenting Shareholder at a price determined by the Company. Investors are recommended to give discretion to the risks in exercising the Claims under Dissenting Shares.

8.

The Proposal for Claims under Dissenting Shares is designed to only summarize the matters concerning the declaration to exercise the Claims under Dissenting Shares by Dissenting Shareholders, and does not constitute any offer for the declaration to exercise the Claims under Dissenting Shares. For further details of the Merger, relevant documents are available for investors at the website of Shanghai Stock Exchange (www.sse.com.cn).

DEFINITIONS

Unless otherwise specified, capitalised terms used herein shall have the following meanings:

"Chalco" or the "Company"	Aluminium Corporation of China Limited

"Baotou Aluminum"	Baotou Aluminum Co., Ltd.

"third party/Galaxy Investment"	China Galaxy Investment Management Company Limited

"Merger"	the merger of Baotou Aluminum by Chalco

"Proposal for Claims under Dissenting Shares"	the proposal for acquisition by the third party appointed by the Company of Dissenting Shares as effectively declared by Dissenting Shareholders at a price determined by the Company

"Dissenting Shareholders"

the holders of A Shares in the Company who voted against the Resolution on Approval of the Share Swap Merger of Baotou Aluminum Co., Ltd. with the Company through issuing new A Shares and Execution of the Agreement on the Share Swap Merger

"Dissenting Shares"	the A Shares in the Company held by Dissenting Shareholders from September 12, 2007 and subsisting to the Declaration Date

"Declaration Period"	the time period commencing from December 19, 2007 up to December 25, 2007

"Declaration Instruments"	the instruments required to be produced to the Company by Dissenting Shareholders for declaration of claims under Dissenting Shares, as set out in subparagraph 2 of paragraph 4 herein

"Acquisition Price"	the price determined by the Company for the acquisition by the third party of Dissenting Shares as effectively declared by Dissenting Shareholders

"Notice Period"

5 business days immediately after the Declaration Period, during which the Board of the Company shall give a written notice of the Acquisition Price to the Dissenting Shareholders who have effectively declared to exercise their claims under Dissenting Shares

"Reply Period"

5 business days immediately after the Notice Period, during which the Dissenting Shareholders who have effectively declared to exercise their claims under Dissenting Shares shall give a written notice to the Company as to whether to accept the Acquisition Price

"CSRC"	China Securities Regulatory Commission

"SSE"	Shanghai Stock Exchange

"CSDCC"	China Securities Depository and Clearing Corporation Limited, Shanghai Branch

"day(s)"	calendar day(s) unless otherwise specified herein

(I)	Eligible Shareholders to Declare for Exercising the Claims under Dissenting Shares

All Dissenting Shareholders of the Company are eligible to declare to exercise the Claims under Dissenting Shares pursuant to the method as set out herein. The Dissenting Shares declared for exercising the Claims under Dissenting Shares will be paid with cash consideration by Galaxy Investment, and the relevant Dissenting Shares will be transferred to Galaxy Investment.

(II)	Acquisition Price of Dissenting Shares

Within the Notice Period following the expiry of the Declaration Period, the Company will notify the Acquisition Price of the Dissenting Shares in writing to the Dissenting Shareholders with effective declaration to exercise the Claims under Dissenting Shares.

(III)	Declaration Period for the Claims under Dissenting Shares

Declaration Period for the Claims under Dissenting Shares shall commence from 9:30 a.m. - 11:30 a.m. and 13:00 p.m. - 15:00 p.m. from December 19, 2007 up to December 25, 2007.

(IV)	Procedures of Declaration for Exercising Claims under Dissenting Shares by Dissenting Shareholders

1.

Dissenting Shareholders may choose to exercise all or part of their Claims under the Dissenting Shares, provided that each of Dissenting Shareholders shall only declare for exercising claims under the Dissenting Shares once.

2.

Dissenting Shareholders who intend to exercise their Claims under the Dissenting Shares shall submit the original of Declaration Letter for Claims under Dissenting Shares in Aluminium Corporation of China Limited effectively signed to the Company by way of express mail to ensure serving to the Company within the Declaration Period, and submit the following Declaration Instruments to the Company by way of fax within the Declaration Period of Claims under the Dissenting Shares:

(1)

Natural person shareholder: Declaration Letter for Claims under Dissenting Shares in Aluminium Corporation of China Limited (see the sample in Attachment 1) as completed and signed by the shareholders, photocopies of their own identity cards and securities accounts, valid documents evidencing shareholding after the closing of SSE on September 12, 2007, valid documents evidencing shareholding after the closing of SSE on December 18, 2007 and their own valid contact methods.

(2)

Legal person shareholder: Declaration Letter for Claims under Dissenting Shares in Aluminium Corporation of China Limited (see the sample in Attachment 1) as signed and sealed by the legal representative, photocopies of existing valid corporate business license sealed by the legal person, the legal representative's identity card and legal person's securities account, valid documents evidencing shareholding after the closing of SSE on September 12, 2007, valid documents evidencing shareholding after the closing of SSE on December 18, 2007, contact person, and relevant contact methods.

Dissenting Shareholders shall submit Declaration Instruments to the Company within the Declaration Period in accordance with the requirements above, and those whose Declaration Instruments are furnished on a overdue basis, incompletely or against the requirements above shall be deemed as invalid declaration.

3.

The Company and the witnessing lawyer will examine the Dissenting Shares declared for exercising the Claims under Dissenting Shares on the next business day immediately after expiry of the Declaration Period. Upon reporting to and confirming with CSDCC the Dissenting Shares effectively declared will be temporarily frozen.

4.

Upon confirmation of the declaration for Claims under the Dissenting Shares, the Company shall notify the Acquisition Price to the Dissenting Shareholders with effective declaration within 5 business days by way of fax. The Acquisition Price is a final and fixed acquisition price determined by the Company for the acquisition by Galaxy Investment of the effectively declared Dissenting Shares.

5.

In case that Dissenting Shareholders with effective declaration agree to the Acquisition Price, they shall send the original of the reply letter for written consent as validly signed to the Company by way of express mail within the Reply Period after expiry of the said Notice Period to ensure serving to the Company within the Reply Period, and shall fax the said reply letter for written consent as validly signed to the Company within the Reply Period. Dissenting Shareholders who fail to fax the written reply for acceptance of the Acquisition Price within the said Reply Period and send to the Company by way of express mail or whose reply fails to clearly state whether to accept the Acquisition Price shall be deemed as rejection of the Acquisition Price.

6.

The Company shall arrange Galaxy Investment to pay cash consideration to the Dissenting Shareholders who have effectively declared and agreed to the Acquisition Price by bank remittance. Meanwhile, the Company shall get through the procedures for transferring the Dissenting Shares effectively declared to Galaxy Investment in CSDCC in a batch. Also, trading in the Dissenting Shares which have been effectively declared but with rejection to the Acquisition Price shall be resumed on the same day.

(V)	Confirmation of Number of Dissenting Shares to be Effectively Declared

1.	Shareholders who declared to exercise their Claims under Dissenting Shares shall not make declaration with their frozen or pledged Dissenting Shares; otherwise such declaration will be invalid.

2.

If the number of shares declared by a Dissenting Shareholder during the Declaration Period is higher than the number of Dissenting Shares which have not been frozen or pledged in his/her securities account, the number of Dissenting Shares effectively declared shall be the number of Dissenting Shares which have not been frozen or pledged actually held by such shareholder. If the number of shares declared by a Dissenting Shareholder during the Declaration Period is equal to or lower than the number of Dissenting Shares which have not been frozen or pledged in his/her securities account, the number of Dissenting Shares effectively declared shall be the number of Dissenting Shares declared.

3.

A Dissenting Shareholder may only make one declaration of Claims under Dissenting Shares once. In the event Dissenting Shareholders make more than one declaration during the Declaration Period, the number of claims under Dissenting Shares in the first declaration received by the Company shall be deemed as valid, and any declarations subsequent to it shall be deemed as invalid.

4.

If any shares declared to exercise the Claims under Dissenting Shares have been fully or partly sold, pledged or subject to other third party rights, or judicially executed during the Declaration Period, the declarations of such Dissenting Shares shall be deemed as invalid.

(VI)	Expenses

No expenses will be charged by the Company for declaration of Dissenting Shareholders to exercise their Claims under Dissenting Shares. When getting through the transfer confirmation and registration procedures for Dissenting Shares effectively declared, both the transferor and the transferee shall pay relevant expenses under the relevant regulations of share trading. If the transfer is failed due to insufficient payment, the responsible party shall bear the liability.

(VII)	Risk Warning and Relevant Solutions

1.

Dissenting Shareholders shall make declaration and reply pursuant to the requirements herein. Any declaration and reply which is not in compliance with the requirements herein shall be deemed as invalid declaration and reply. Though Dissenting Shareholders shall make declaration and reply pursuant to the requirements of the announcement, the risks which would result in a failure of Dissenting Shareholders to make effective declaration or reply due to the third party reasons which are not liable to the Company (including but not limited to, the failure of express carrier to dispatch the relevant originals to the Company in time) shall be borne by Dissenting Shareholders themselves.

2.

To exercise the Claims under Dissenting Shares is deemed selling Dissenting Shares at the Acquisition Price by Dissenting Shareholders. Investors are recommended to give discretion to the risks in exercising the Claims under Dissenting Shares.

(VIII)	Contact Information

Aluminum Corporation of China Limited
Contact Person: Zhai Feng, Zhu Dan
Address: No.62 North Xizhimen Street, Haidian District, Beijing
Telephone: 010-6656-8433?A010-6656-8920?A010-8229-8812
Fax:010-6656-8068?A010-6656-8505

Aluminum Corporation of China Limited
The Board of Directors

December 19, 2007

Attachment 1. Declaration Letter for Claims under Dissenting Shares in Aluminium Corporation of China Limited

Declaration Letter for Claims under Dissenting Shares in Aluminium Corporation of China Limited

I/We hereby state that: I/We, as the dissenting shareholder of Aluminum Corporation of China Limited ("Chalco" or the "Company"), for the share swap merger (the "Merger") with Baotou Aluminum Co., Ltd., declare to exercise the claims under dissenting shares with the full knowledge of the Company's proposal for the Merger and the Proposal for Claims under Dissenting Shares, and I/We are fully aware of the irrevocability of declaration.

I/We, as the dissenting shareholder of Chalco in the Merger, hereby declare to Chalco to exercise the claims under dissenting shares in respect of the dissenting shares of Chalco currently held by me/us, and authorise Chalco, upon the expiry of the Declaration Period, to apply on behalf of me/us to China Securities Registration and Clearing Corporation Limited, Shanghai Branch for freezing the dissenting shares effectively declared by me/us, until the Proposal for Claims under Dissenting Shares in Chalco is completed. If I/We reject the acquisition price proposed by Chalco to me/us thereafter, the freezing will last to the expiry of the reply period.

The authorization shall be effective from the execution date hereof to the day when the Proposal for Claims under Dissenting Shares in Chalco is completed.

Number of dissenting shares held by the declarer:	(shares)

Shareholder account of declarer:

Number of dissenting shares declared by the declarer to exercise claims:	(shares)

Credit card number for payment to declarer (bank account for a legal shareholder):

Identity card number for declarer (legal shareholder please fill in the business license number):

Identity card number of legal representative (applicable to legal shareholder):

Declarer's phone:

Declarer's fax:

Declarer's address:

Declarer (signature, common seals by legal shareholders):

Legal representative (signature, applicable to legal shareholders):

Date:

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary